SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A. Files Form 20-F

São Paulo, April 8, 2010 – Gafisa S.A. [BM&FBOVESPA: GFSA3; NYSE:GFA], one of Brazil's leading diversified national homebuilders, in compliance with Section 203.01 of NYSE´s Listed Company Manual, announces that it has filed its Form 20-F for the fiscal year ended December 31, 2009 with the SEC and posted the document on the Company´s website, www.gafisa.com.br/ir.

In order to access the document, please click here

Gafisa S.A security holders may receive a hard copy of this document, which contains Gafisa´s complete audited financial statements, free of charge, upon request. For a copy of this report, requests should be directed to:

Luiz Mauricio Garcia
Investor Relations Manager
Av. Nações Unidas, 8501 – 19º Andar
São Paulo – SP 05425-070
Phone.: +55 (11) 3025-9297/9242/9305
Fax: +55 (11) 3025-9348
E-mail: ir@gafisa.com.br

About Gafisa
Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 980 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 08, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer